Chanson International Holding

August 27, 2021

Via Edgar

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Chanson International Holding
Amendment No. 1 to Registration Statement on Form F-1
Filed June 2, 2021
File No. 333-254909

Dear Mr. Ingram:

This letter is in response to the letter dated June 10, 2021 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Chanson International Holding (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-1 (the “Amended Registration Statement No. 2”) is being filed to accompany this letter.

Recent joint statement . . ., page 27

1. Please update the disclosure in this risk factor to discuss regulatory developments since December 2020. As one example, discuss the interim rules adopted in March 2021 and the related impact on you.

In response to the Staff’s comments, we updated the disclosure on page 27 of the Amended Registration Statement No. 2 to discuss regulatory developments since December 2020.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Cheng Chen
Name:	Cheng Chen
Title:	Chief Executive Officer and Director

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC